THIS DOCUMENT IS A COPY OF THE SCHEDULE 13G FILED ON FEBRUARY 14, 1997, PURSUANT TO A RULE 201 TEMPORARY HARDSHIP EXEMPTION.

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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.D. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*



                         FIRST SOUTH AFRICA CORP., LTD.
           ---------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
           ---------------------------------------------------------
                         (Title of Class of Securities)

                                    G34874100
                         ------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SEC 1745 (2-95)
                                Page 1 of 3 pages

                                       13G
------------------                                             -----------------
CUSIP NO.G34874100                                             PAGE 2 OF 3 PAGES
------------------                                             -----------------

================================================================================
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Michael Levy
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [_]
                                                                      (b) [X]


--------------------------------------------------------------------------------
3        SEC USE ONLY



--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         South African

--------------------------------------------------------------------------------
                                    5        SOLE VOTING POWER

                                             1,305,116

                              --------------------------------------------------
                                    6        SHARED VOTING POWER
          NUMBER OF
           SHARES                            0
        BENEFICIALLY
          OWNED BY            --------------------------------------------------
            EACH                    7        SOLE DISPOSITIVE POWER
          REPORTING
           PERSON                            1,305,116
            WITH
                              --------------------------------------------------
                                    8        SHARED DISPOSITIVE POWER

                                             0

--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,305,116

--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                           [_]
         n/a

--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         31.4%

--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*

         IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1745 (2-95)
                                Page 2 of 3 pages

                                       13G
------------------                                             -----------------
CUSIP NO.G34874100                                             PAGE 3 OF 3 PAGES
------------------                                             -----------------

ITEM 4.  OWNERSHIP.  As of December 31, 1996:

         (a) Amount beneficially owned: 1,305,116 shares. Includes (i) 570,137 shares of Class B Common Stock owned by the FSA Stock Trust, (ii) 383,523 shares of Class B Common Stock issued to American Stock Transfer & Trust Company (the "FSAH Escrow Agent") pursuant to the terms of an escrow agreement entered into in January 1996 by and among certain holders of Class B Shares issued by First South African Holdings (Pty) Ltd. ("FSAH"), the FSAH Escrow Agent and the Issuer, of which the FSA Stock Trust may be deemed the owner and for which Mr. Levy has been granted a voting proxy, (iii) 36,452 shares of Class B Common Stock issued to the FSAH Escrow Agent pursuant to the terms of the FSAH Escrow Agreement, which shares correspond to a like number of shares of FSAH Class B Stock which was purchased by Mr. Levy upon the closing of the acquisition of Europair Africa (Pty) Ltd., (iv) 310,004 additional shares of Class B Common Stock issued to the FSAH Escrow Agent, for which Mr. Levy has been granted a voting proxy, and (v) 5,000 shares of Common Stock, par value $.01 per share, issuable upon exercise of options that are immediately exercisable at an exercise price of $5.00 per share. Mr. Levy's wife is the trustee, and his wife and their children are the beneficiaries, of the FSA Stock Trust. Mr. Levy disclaims ownership of all shares held by the FSA Stock Trust, as well as the additional shares held by the FSAH Escrow Agent for which he has been given a voting proxy. Each share of Class B Common Stock has five votes per share; each share of Common Stock has one vote per share.

         (b)      Percent of Class: 31.4%

         (c)      Number of shares as to which such person has:

                  (i)      sole power to vote or direct the vote: 1,305,116

                  (ii)     shared power to vote or direct the vote: 0

                  (iii)    sole power to dispose or direct the  disposition  of:
                           1,305,116

                  (iv)     shared power to dispose or direct the disposition of:
                           0


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                       FEBRUARY 13, 1997
                                                 ----------------------------

                                                       /S/ MICHAEL LEVY
                                                 ----------------------------

                                                         Michael Levy
                                              CHAIRMAN OF THE BOARD OF DIRECTORS



SEC 1745 (2-95)
                                Page 3 of 3 pages